

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司



06012010

27 March 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 24 March 2006 as published in the South China Morning Post in Hong Kong on 27 March 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Mr Bric Luk



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF AUDITED FINANCIAL RESULTS BY AN ASSOCIATED COMPANY –

CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE YEAR ENDED 31 DECEMBER 2005. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(1) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH AUDITED FINANCIAL INFORMATION OF A LISTED ASSOCIATED COMPANY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC") PURSUANT TO CHINA SECURITIES REGULATORY COMMISSION'S STANDARDS FOR CONTENTS AND FORMATS OF INFORMATION DISCLOSURE FOR COMPANIES PUBLICLY ISSUING SECURITIES NO. 2 – CONTENTS AND FORMATS OF ANNUAL REPORT (2005 AMENDMENTS) AND THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE (2004 AMENDMENTS).

SA WILL SEPARATELY ANNOUNCE ITS OWN FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005 ON 4 APRIL 2006.

SUMMARY

On 23 March 2006, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the audited financial results of CWTC Listco for the year ended 31 December 2005 which will be published in the newspapers in PRC on 25 March 2006. The audited financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" and "Accounting Systems for Business Enterprises" of PRC. The Profit and Loss Account of CWTC Listco and recommendation on dividend by the Board of Directors of CWTC Listco are provided below.

On 23 March 2006, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the audited financial results of CWTC Listco for the year ended 31 December 2005 which will be published in the newspapers in PRC on 25 March 2006. The Profit and Loss Account of CWTC Listco and recommendation on dividend by the Board of Directors of CWTC Listco are provided below:

CHINA WORLD TRADE CENTER COMPANY LIMITED
AUDITED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2005

	For the year ended 31 December			
	2005		2004	
	US$'000	*RMB'000*	*US$'000*	*RMB'000*
Revenue from principal activity	94,901	778,170	85,954	711,424
Less: Cost of sales	(35,293)	(289,394)	(34,453)	(285,161)
Business tax & surcharge	(4,844)	(39,718)	(4,394)	(36,368)
Profit from principal activity	54,764	449,058	47,107	389,895
Add: Profit from other activities	–	–	–	–
Less: Operating expenses	(962)	(7,889)	(857)	(7,093)
Administrative expenses	(6,085)	(49,895)	(6,035)	(49,950)
Add: Financial income/(expenses)	(2,690)	(22,061)	(1,484)	(12,283)
Operating profit	45,027	369,213	38,731	320,569
Add: Investment gain	778	6,386	705	5,835
Subsidy	–	–	–	–
Non-Operating income	88	723	510	4,221
Less: Non-Operating expenses	(704)	(5,776)	(1,521)	(12,589)
Profit before tax	45,189	370,546	38,425	318,036
Less: Income tax	(15,106)	(123,867)	(12,879)	(106,597)
Minority interests	–	–	–	–
Net Profit	30,083	246,679	25,546	211,439

RECOMMENDATION ON DIVIDEND BY THE BOARD OF CWTC LISTCO

Pursuant to a resolution passed at the board meeting of CWTC Listco held on 23 March 2006, the Board of Directors of CWTC Listco has recommended a dividend of RMB2.00 (tax included) for every 10 ordinary shares held for the year ended 31 December 2005 (2004: RMB1.95 (tax included) for every 10 ordinary shares held) payable to the shareholders of CWTC Listco. Such dividend will be subject to approval by the shareholders of CWTC Listco at its forthcoming annual general meeting.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE AUDITED FINANCIAL RESULTS AND DIVIDEND RECOMMENDED PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF 40%, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 40%) IN THE PROFITS OF CWTC LISTCO FOR THE YEAR ENDED 31 DECEMBER 2005 IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 24 March 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purposes only*